SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025
OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to
Commission file number 0-12508

A.     Full title of the plan and the address of the plan, if different from that of the issuer named below:

THRIFT PLAN FOR EMPLOYEES OF S&T BANK

B.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

S&T BANCORP, INC.
800 PHILADELPHIA STREET
INDIANA, PA 15701

Financial Statements and Supplemental Schedules
Thrift Plan for Employees of S&T Bank
Years ended December 31, 2025 and 2024
With Report of Independent Registered Public Accounting Firm

Thrift Plan for Employees of S&T Bank
Financial Statements and Supplemental Schedules
Years ended December 31, 2025 and 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Thrift Plan Committee
S&T Bank
Indiana, Pennsylvania

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Thrift Plan for Employees of S&T Bank (Plan) as of December 31, 2025 and 2024, and the related statements of changes in net assets available for benefits for the years then ended and the related notes (collectively referred to as financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in the schedule of assets (held at end of year) as of December 31, 2025 and schedule of delinquent participant contributions for the year ended December 31, 2025 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Schneider Downs & Co., Inc.

We have served as the Plan’s auditor since 2005.

Pittsburgh, Pennsylvania
June 26, 2026

Thrift Plan for Employees of S&T Bank
Statements of Net Assets Available for Benefits

	December 31
	2025	2024
Assets:
Investments:
Money market fund	$6,767,841	$7,491,492
Mutual funds	123,475,784	107,035,758
S&T Bancorp, Inc. common stock	13,945,243	13,827,385
Total investments	144,188,868	128,354,635

Total Assets	144,188,868	128,354,635

Net assets available for benefits	$144,188,868	$128,354,635
See accompanying notes to the financial statements.

Thrift Plan for Employees of S&T Bank
Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31
	2025	2024
Additions
Contributions:
Employer	$2,882,786	$2,647,471
Employee-payroll	8,568,924	7,733,763
Employee-rollover	759,047	1,071,572
	12,210,757	11,452,806

Investment income:
Dividends	3,069,414	3,067,884
Net appreciation in fair value of investments	15,658,649	12,740,685
	18,728,063	15,808,569
Total Additions	30,938,820	27,261,375

Deductions
Distributions to participants	(15,066,627)	(15,182,946)
Participant administrative fees	(37,960)	(37,462)
Total Deductions	(15,104,587)	(15,220,408)

Net increase	15,834,233	12,040,967
Net assets available for benefits at beginning of year	128,354,635	116,313,668
Net assets available for benefits at end of year	$144,188,868	$128,354,635
See accompanying notes to the financial statements.

Thrift Plan for Employees of S&T Bank
Notes to Financial Statements
Years ended December 31, 2025 and 2024

1.	Description of the Plan
The following description of the Thrift Plan for Employees of S&T Bank (the Plan) provides only general information. For more complete information about the Plan, including participation, vesting and benefit provisions, refer to the Plan Document, which can be obtained from S&T Bank (the Plan Sponsor and Employer).
General
The Plan was adopted effective May 1, 1984 and made retroactive to January 1, 1984 by the Plan Sponsor. The Plan is a defined contribution plan that covers substantially all employees of S&T Bank who have reached one hour of service, except leased and collectively bargained employees.
Contributions
The Plan is a vehicle for accepting employee pre- or after-tax contributions and employer tax-deferred contributions. Participants determine the amount of their pre- or after-tax cash contributions to the Plan up to 50% of their eligible compensation. Employer matching contributions are equal to 100% on the first 1% of eligible compensation and 50% on the next 5% of eligible compensation, not to exceed 3.5% of eligible compensation. Employer discretionary contributions are determined by the Board of Directors of the Plan Sponsor. There were no discretionary employer contributions during 2025 or 2024. Participants may also contribute amounts representing distributions from other qualified retirement plans (rollovers). Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions.
The Plan provides for automatic enrollment of newly eligible employees. Automatic pre-tax contributions are 6% of eligible compensation. Additionally, unless the participant changes his or her deferral percentage, the withholding will increase by 1% annually, up to a maximum of 10%. These pre-tax contributions and the employer matching contributions are invested in the American funds Target Date Retirement Fund R6 unless otherwise directed by the participant. Automatically enrolled employees can decline to participate or modify participation in accordance with the requirements of the Pension Protection Act of 2006.
Participants may elect to invest their contributions in one or more of the available investment options or in one of the risk-based portfolios. The risk-based portfolios are composed of varying allocations of the available investment options, which participants may select, based on their risk profile, ranging from conservative to aggressive. Employer matching contributions are invested in the same proportions. The Employer discretionary contributions, if any, are made to the investment option holding S&T Bancorp, Inc. common stock. Participants are permitted to transfer all balances in their accounts between investment options at any time.

Participant Accounts
Individual accounts are maintained for each participant. Each participant’s account is credited with the participant’s contributions, employer matching contributions and allocations of other Employer contributions and fund earnings, which are allocated based on the participant’s compensation or fund balances, respectively. The Plan passes through quarterly administrative fees to those participants no longer employed by the Employer. Fees paid by participants and the Plan are further described under Administrative Fees in Note 2. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
Participants are vested immediately in their contributions plus actual earnings thereon. Once the Participant completes two years of service with the Employer, Employer matching contributions and Employer discretionary contributions and the earnings thereon become 100% vested.

Notes Receivable from Participants
The Plan does not provide for notes receivable from participants.
Payment of Benefits
Upon termination of service from the Employer, a participant may elect to receive a lump sum amount equal to the value of the participant’s vested interest in their account.

Retired participants may take partial distributions as frequently as once a quarter, however, they are required to receive a lump sum distribution at age 73 under Section 401(a)(9) of the Internal Revenue Code of 1986, as amended (the “Code”).
Terminated participants whose vested account balance is at least $1,000 but not more than $7,000 are subject to a mandatory rollover if the participant fails to make an affirmative election to either receive a lump sum payment or directly roll over the balance to an eligible plan. The participant’s account will be transferred to an individual retirement plan selected by the Thrift Plan Committee. Terminated participants whose vested account balance is less than $1,000 are subject to a mandatory lump sum distribution if the participant fails to make an affirmative election to either receive a lump sum payment or directly roll over the balance to an eligible plan.
Forfeited Accounts
As of December 31, 2025 and 2024, participant forfeited accounts approximated $142,000 and $163,000, respectively. Forfeitures are used to reduce future Employer contributions. Forfeitures applied to Employer contributions in 2025 and 2024 approximated $182,000 and $149,000, respectively.

2.	Summary of Significant Accounting Policies
A summary of significant accounting policies consistently applied by management in the preparation of the accompanying financial statements follows:
Basis of Accounting
The financial statements of the Plan have been prepared on the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
Investments are reported at estimated fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Thrift Plan Committee is responsible for establishing an accounting and financial reporting process for fair value measurements. The Thrift Plan Committee may look to the investment manager, trustee, or other service provider to assist in the mechanics of the valuation. However, the Thrift Plan Committee is responsible for obtaining sufficient information to evaluate and independently challenge the valuation.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
The Plan uses a fair value hierarchy which gives the highest priority to unadjusted quoted market prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The fair value hierarchy is broken down into three levels based on the reliability of inputs as follows:

Level 1: valuation is based upon unadjusted quoted market prices for identical instruments traded in active markets.

Level 2: valuation is based upon quoted market prices for similar instruments traded in active markets, quoted market prices for identical or similar instruments traded in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by market data.

Level 3: valuation is derived from other valuation methodologies, including discounted cash flow models and similar techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in determining fair value.
The Plan Sponsor generally uses quoted market prices to determine fair value, and classifies such items in Level 1.
The asset’s and liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in methodologies used at December 31, 2025 and 2024.

2.	Summary of Significant Accounting Policies (continued)

Mutual and money market funds - valued at the daily closing price as reported by the funds. Mutual and money market funds held by the Plan are open-end funds that are registered within the Securities and Exchange Commission (SEC). The funds are required to publish their daily net asset value and to transact at that price. These funds held by the Plan are deemed to be actively traded.
Common stock - valued at the closing price reported on the active market on which the individual securities are traded.
The methods described above might produce a fair value calculation that might not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value:

	Assets at Fair Value as of December 31, 2025
	Level 1	Level 2	Level 3	Total
Money Market Fund	$6,767,841	$—	$—	$6,767,841
Mutual Funds	123,475,784	—	—	123,475,784
Common Stock	13,945,243	—	—	13,945,243
Total Assets at Fair Value	$144,188,868	$—	$—	$144,188,868

	Assets at Fair Value as of December 31, 2024
	Level 1	Level 2	Level 3	Total
Money Market Fund	$7,491,343	$—	$—	$7,491,343
Mutual Funds	107,035,758	—	—	107,035,758
Common Stock	13,827,385	—	—	13,827,385
Total Assets at Fair Value	$128,354,486	$—	$—	$128,354,486
Payment of Benefits
Benefits are recorded when paid.
Administrative Fees
Participants pay fees for distributions from their accounts, for commissions on purchases and sales of S&T Bancorp, Inc. common stock, and for qualifications of domestic relations orders. The Plan passes through quarterly administrative fees to those participants who are no longer employed by the Employer. The Participants pay these fees directly to the Plan’s third-party administrator and record keeper, Transamerica. The Employer pays the quarterly administrative fees for active participants.

All other expenses of maintaining the Plan are paid by the Employer.

3.	Transactions with Parties-in-Interest

Legal, accounting, and other administrative fees are paid by the Plan Sponsor. The Plan is administered by the Plan Sponsor. Transamerica is the third-party administrator and record keeper for the Plan; however, the Plan Sponsor retains primary responsibility for administration. State Street Bank and Trust Company (the Trustee) acts as trustee and custodian for the Plan. Certain administrative functions are performed by employees of S&T Bancorp, Inc at no cost to the Plan.

At December 31, 2025 and 2024, respectively, the Plan held an aggregate of 354,390 and 361,784 shares of S&T Bancorp, Inc. common stock valued at $13,945,243 and $13,827,385. The Plan recorded dividend income of approximately $474,000 and $487,000 for the years ended December 31, 2025 and 2024, respectively.

During 2025 the Plan received participant and matching contributions of $365,166, change in value of $375,072 and withdrawals, transfers, fees and forfeitures of $1,096,487.

4.	Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated May 2, 2017, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. While the Plan has been amended since receiving the determination letter, the Plan Sponsor believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified, and the related trust is tax-exempt.
Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2025 and 2024, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2022.

5.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

6.	Plan Termination

Although it has not expressed any interest to do so, the Plan Sponsor reserves the right to amend or discontinue the Plan. In the event of a termination of the Plan, participants will become 100% vested in their accounts and plan assets would be used for the benefit of participants and their beneficiaries, as prescribed by law.

Supplemental Schedules

Thrift Plan for Employees of S&T Bank
EIN: 25-0776600        Plan Number: 002
Schedule H, Line 4(a)-Schedule of Delinquent Participant Contributions
December 31, 2025

Participant Contributions Transferred Late to Plan	Total That Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under Voluntary Fiduciary Correction Program (VFCP) and Prohibited Transaction
Check Here if Late Participant Loan Repayments are Included	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP
2025	—	$1,195	—	—

Thrift Plan for Employees of S&T Bank
EIN: 25-0776600        Plan Number: 002
Schedule H, Line 4(i)-Schedule of Assets
(Held at End of Year)
December 31, 2025

(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Number of Units or Shares Held		(e) Current Value

Vanguard Treasury Money Market Investor Shares	6,767,841	Shares	$6,767,841
Mutual Funds:
American Funds 2010 Trgt Dt Ret R6	26	Units	310
American Funds 2015 Trgt Dt Ret R6	10,638	Units	137,023
American Funds 2020 Trgt Dt Ret R6	53,434	Units	760,368
American Funds 2025 Trgt Dt Ret R6	94,075	Units	1,520,259
American Funds 2030 Trgt Dt Ret R6	218,052	Units	4,092,832
American Funds 2035 Trgt Dt Ret R6	230,298	Units	4,836,253
American Funds 2040 Trgt Dt Ret R6	159,677	Units	3,694,926
American Funds 2045 Trgt Dt Ret R6	171,694	Units	4,132,674
American Funds 2050 Trgt Dt Ret R6	152,932	Units	3,630,585
American Funds 2055 Trgt Dt Ret R6	47,801	Units	1,440,717
American Funds 2060 Trgt Dt Ret R6	51,026	Units	1,047,058
American Funds 2065 Trgt Dt Ret R6	31,041	Units	626,415
American Funds 2070 Trgt Dt Ret R6	8,368	Units	108,029
American Funds Fundamental Investors Fund R6	135,835	Units	12,487,281
Dimensional DFA Emerging Markets Core Equity	44,055	Units	1,281,108
Dodge & Cox Balanced X	2,089,045	Units	28,202,106
Dodge & Cox Income X	93,536	Units	1,202,876
Dodge & Cox Stock X	80,664	Units	1,338,209
Emerald Growth Institutional	11,364	Units	341,947
Federated Short-Intermediate Total Ret Bond Fund R6	58,041	Units	593,182
Fidelity 500 Index	96,529	Units	22,946,980
Fidelity International Index	83,118	Units	5,053,602
Fidelity Mid Cap Index	374,155	Units	13,817,527
JP Morgan Lg Cap Gr R6	11,885	Units	1,027,346
Macquarie Small Cap Val R6	80,762	Units	5,423,998
PIMCO Total Return Institutional	421,235	Units	$3,732,173
Total Mutual Funds			123,475,784

S&T Bancorp, Inc. Common Stock*	354,390	Shares	$13,945,243

Total assets held at end of year			$144,188,868
*Indicates party-in-interest to the Plan

SIGNATURES
The Plan.
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Thrift Plan for Employees of S&T Bank

June 26, 2026	/s/ Mark Kochvar
Mark Kochvar
Senior Executive Vice President & Chief Financial Officer